UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 1)

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

Brookfield Office Properties Inc.

(Name of the Issuer)

Brookfield Office Properties Inc.

(Name of Person(s) Filing Statement)

Common Shares

(Title of Class of Securities)

112900105

(CUSIP Number of Class of Securities)

Bryan K. Davis Chief Financial Officer Brookfield Office Properties Inc. Brookfield Place, 181 Bay Street Suite 330, P.O. Box 770 Toronto, Ontario M5J 2T3 Telephone: 416.369.2300	Copy to: Jeffrey Nadler, Esq. Gerald Shepherd, Esq. Davies Ward Phillips & Vineberg LLP 900 Third Avenue, 24th Floor New York, New York 10022 Telephone: 212-588-5500

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices

and Communications on Behalf of Persons Filing Statement)

This statement is filed in connection with (check the appropriate box):

a.	☐

The filing of solicitation materials or an information statement subject to Regulation 14A (§§240.14a-1 through 240.14b-2), Regulation 14C (§§240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§240.13e-3(c)) under the Securities Exchange Act of 1934 (the “Act”).

b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☒	A tender offer.
d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$5,389,022,174.90	$694,107

*Estimated solely for purposes of calculating the amount of the filing fee in accordance with the Securities Exchange Act of 1934, as amended, based on the product of (a) $19.39, the average of the high and low price of common shares of Brookfield Office Properties Inc. as reported on the New York Stock Exchange on December 17, 2013 and (b) 277,927,910, the number of outstanding common shares of Brookfield Office Properties Inc. not owned by Brookfield Property Partners L.P., on a fully-diluted basis that may be acquired in the offer and in any compulsory acquisition or subsequent acquisition transaction.

**The amount of the filing fee calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $128.80 for each $1,000,000 of value. The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended and Fee Rate Advisory # 1 for Fiscal Year 2014, issued August 30, 2013.

Check the box if any part of the fee is offset as provided by §240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.☐

Amount Previously Paid: $453,829
Form or Registration No.: Registration Statement on Form F-4
Filing Party: Brookfield Property Partners L.P.
Date Filed: December 23, 2013

Amount Previously Paid: $240,278
Form or Registration No.: Schedule 13E-3
Filing Parties: Brookfield Property Partners L.P., Brookfield Property Split Corp., Brookfield Office Properties Exchange LP and Brookfield Asset Management Inc.
Date Filed: December 23, 2013

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS: APPROVED OR DISAPPROVED OF THIS TRANSACTION; PASSED UPON THE MERITS OR FAIRNESS OF THIS TRANSACTION; OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS AMENDMENT NO. 1 TO SCHEDULE 13E-3. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

INTRODUCTION

This Rule 13e-3 Amendment No. 1 to the Transaction Statement on Schedule 13E-3, together with the exhibits hereto (as amended, this “Amended Schedule 13E-3”) is being filed with the Securities and Exchange Commission (the “SEC”) by Brookfield Office Properties Inc., a corporation existing under the federal laws of Canada (“BPO” or the “Company”), and amends the Rule 13e-3 Transaction Statement on Schedule 13E-3 that was filed with the SEC by the Company on February 12, 2014 (the “Original Schedule 13E-3”).

This Amended Schedule 13E-3 relates to the offer made by Brookfield Property Partners L.P., a Bermuda exempted limited partnership (“BPY”), Brookfield Property Split Corp., a corporation incorporated under the laws of the Province of British Columbia, Canada (“BOP Split”) and Brookfield Office Properties Exchange LP, a limited partnership existing under the laws of the Province of Ontario, Canada (“Exchange LP” and, together with BPY and BOP Split, the “Offerors”) to acquire the Company through a tender offer for any and all of the issued and outstanding common shares of the Company (“Common Shares”) other than Common Shares held by the Offerors, subject to the terms and conditions set forth in the Offer to Purchase, dated February 11, 2014 (the “Offer to Purchase”).

Under the Offer to Purchase, each BPO shareholder may elect to receive consideration per Common Share of either one non-voting limited partnership unit of BPY or $20.34 in cash, subject in each case to pro-ration based on a maximum 186,230,125 BPY limited partnership units and a maximum cash consideration of $1,865,692,297. If sufficient Common Shares are tendered, BPY intends to acquire any Common Shares which remain outstanding following the offer through a compulsory acquisition or other statutory transaction on the same basis as the offer.   The Offerors have filed a Tender Offer Statement on Schedule 14D-1F (as amended by Amendment No. 1 to Schedule 14D-1F filed with the SEC on February 19, 2014) which includes the Offer to Purchase.  Copies of the Offer to Purchase and related documentation are attached as Exhibit (a)(2)(i) to this Amended Schedule 13E-3 and are being furnished to the Company’s shareholders.

The offer was also disclosed in the registration statement on Form F-4 filed by BPY with the SEC on December 23, 2013, as amended by Amendment No. 1 filed with the SEC on January 21, 2014, Amendment No. 2 filed with the SEC on February 4, 2014, Amendment No. 3 filed with the SEC on February 7, 2014 and Amendment No. 4 filed with the SEC on February 10, 2014 (as so amended, the “Form F-4”), which includes the preliminary offer to purchase/prospectus of the Offerors.  The Offerors, together with Brookfield Asset Management Inc., an Ontario, Canada corporation (“BAM”), have also filed a Rule 13e-3 Transaction Statement on Schedule 13E-3 with the SEC in connection with the Offer, which was amended by Amendment No. 1 to Schedule 13E-3 filed with the SEC on February 19, 2014.

Concurrently with the filing of the Original Schedule 13E-3, the Company filed with the Ontario Securities Commission a directors’ circular (the “Circular”) in response to the Offer to Purchase recommending that shareholders of BPO (other than the Offerors and their affiliates) accept the Offer and tender their Common Shares. The Circular is filed as Exhibit (a)(1) to this Amended Schedule 13E-3 and was also filed by the Company with the SEC on Schedule 14D-9F on February 12, 2014. Except as provided below, the information in the Circular, including all appendices thereto, is hereby expressly incorporated by reference into this Amended Schedule 13E-3, and the responses to each Item in this Amended Schedule 13E-3 are qualified in their entirety by the provisions of the Circular and the appendices thereto. Capitalized terms used but not defined in this Amended Schedule 13E-3 shall have the meanings given to such terms in the Circular.

The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3. All information contained in this Amended Schedule 13E-3 concerning the Offerors or BAM has been provided by such person and not by the Company.

For purposes of this Amended Schedule 13E-3, the Circular shall be deemed to have been amended as follows and cross-references herein to the sections of the Circular containing such language shall be deemed to be references to such sections of the Circular as so amended:

(i)             the paragraph captioned “Detailed Review and Arm’s Length Negotiation” on page 9 of the Circular shall be replaced in its entirety with the following paragraph:

“Detailed Review and Negotiation. The Independent Committee, with assistance from its legal and financial advisors, conducted an extensive review of the Offer and conducted negotiations with representatives of BPY of the key economic terms of the Offer.”

and

(ii)          the fifth paragraph under the caption “General” on page 32 of the Circular and appearing on page 33 of the Circular shall be replaced in its entirety with the following paragraph:

“The Offered Consideration was determined through negotiations between the Independent Committee and BPY and was approved by the Independent Committee. Morgan Stanley provided advice to the Independent Committee during these negotiations. Morgan Stanley did not, however, recommend any specific consideration to the Independent Committee or that any specific consideration constituted the only appropriate consideration for the Offer.”

Item 1.   Summary Term Sheet (Regulation M-A Item 1001).

The information set forth in the Offer to Purchase under the caption “Summary” is incorporated herein by reference.

Item 2.   Subject Company Information (Regulation M-A Item 1002).

(a)  Name and Address. The name of the subject company is Brookfield Office Properties Inc.  The information set forth in the Circular under the caption “The Company” is incorporated herein by reference.

(b)   Securities. The Common Shares are the subject class of equity securities.  The information set forth in the Circular under the caption “Share Capital” is incorporated herein by reference.

(c)  Trading Market and Price. The information set forth in the Offer to Purchase under the caption “Circular — Brookfield Office Properties Inc. — Price Range and Trading Volume” and in the Circular under the caption “Trading Prices of the Common Shares and BPY Units” is incorporated herein by reference.

(d)  Dividends. The information set forth in the Offer to Purchase under the caption “Circular — Dividends and Dividend Policy” is incorporated herein by reference.

(e)  Prior Public Offerings.  The Company has not made an underwritten public offerings of Common Shares for cash during the past three years that was registered under the 1933 Act or exempt from registration under Regulation A.

(f)  Prior Stock Purchases. The information set forth in the Circular under the caption “Purchases of Securities of the Company — Normal Course Issuer Bids” is incorporated herein by reference.  During the two-year period prior to the filing of this Amended Schedule 13E-3, the Company acquired an aggregate of 73,000 Common Shares, as follows: (x) during the third quarter of 2012, the Company acquired 23,000 Common Shares in a single transaction at a price per Common Share of Cdn.$15.8119; and (y) during the fourth quarter of 2012, the Company acquired 50,000 Common Shares in a single transaction at a price per Common Share of Cdn.$15.9222.

Item 3.   Identity and Background of Filing Person (Regulation M-A Item 1003).

(a)  Name and Address.  The filing person is the subject company, Brookfield Office Properties Inc.  The information set forth in the Circular under the caption “The Company” is incorporated herein by reference.  The name, title and address of the directors and executive officers of the Company is set forth on Annex A to this Amended Schedule 13E-3, which is incorporated herein by reference.  The information set forth in the Offer to Purchase under the caption “Annex E — Important Information Regarding the BPY Filings” is incorporated herein by reference.

(b)  Business and Background of Entities.  Not applicable.

(c)  Business and Background of Natural Persons.  The business and background of the directors and executive officers of the Company is set forth on Annex A attached hereto, which is incorporated herein by reference.  The information set forth in the Offer to Purchase under the caption “Annex E — Important Information Regarding the BPY Filings” is incorporated herein by reference.

Item 4.   Terms of the Transaction (Regulation M-A Item 1004).

(a)  Material Terms. The information set forth in the Circular under the caption “The Offer” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“Summary”

“The Offer”

“Circular — Arrangements, Agreements or Understandings; Other Benefits to Insiders, Affiliates and Associates”

“Circular — Acquisition of BPO Common Shares Not Deposited under the Offer”

“Circular — Effect of the Offer on the Market for BPO Common Shares, Listing and Public Disclosure by BPO”

“Circular — Certain Canadian Federal Income Tax Considerations”

“Circular — Material United States Federal Income Tax Consequences”

“Circular — Comparison of Rights”

(c)  Different Terms. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“Summary”

“Special Factors”

“Circular — Description of Exchange LP Units”

“Circular — Arrangements, Agreements or Understandings; Other Benefits to Insiders, Affiliates and Associates”

“Circular — Effect of the Offer on the Market for BPO Common Shares, Listing and Public Disclosure by BPO”

“Circular — Benefits from the Offer”

(d)  Appraisal Rights. The information set forth in the Offer to Purchase under following captions is incorporated herein by reference:

“Special Factors — Dissenters’ Rights; Rule 13E-3”

“Circular — Acquisition of BPO Common Shares Not Deposited under the Offer”

“Annex F — Compulsory and Compelled Acquisition Provisions of Section 206 of the CBCA”

(e)  Provisions for Unaffiliated Security Holders.  None.

(f)  Eligibility for Listing or Trading.  Not applicable.

Item 5.   Past Contacts, Transactions, Negotiations and Agreements (Regulation M-A Item 1005).

(a)  Transactions. The information set forth in the Circular under the following captions is incorporated herein by reference:

“Background to the Offer”

“Interests of BPO Directors and Executive Officers in the Transaction”

“Arrangements Between the Company and its Directors and Officers”

“Relationship between the Offerors and Certain Directors and Officers”

“Interests of Directors and Officers in Material Transactions with Offerors”

The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“Special Factors — Background to the Offer”

“Special Factors — Interests of Certain Persons in the Offer”

“Circular — Previous Purchases and Sales”

“Circular — Commitments to Acquire BPO Common Shares”

“Circular — Arrangements, Agreements or Understandings; Other Benefits to Insiders, Affiliates and Associates”

(b)  Significant Corporate Events.  The information set forth in the Circular under the following captions is incorporated herein by reference:

“Background to the Offer”

“Prior Offers”

“Arrangements Between the Offerors and Security Holders of the Company”

The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“Special Factors — Background to the Offer”

“Special Factors — Interests of Certain Persons in the Offer”

“Circular — Previous Purchases and Sales”

“Circular — Commitments to Acquire BPO Common Shares”

“Circular — Arrangements, Agreements or Understandings; Other Benefits to Insiders, Affiliates and Associates”

(c) Negotiations or Contacts.  The information set forth in the Circular under the following captions is incorporated herein by reference:

“Background to the Offer”

“Prior Offers”

“Arrangements Between the Offerors and Security Holders of the Company”

The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“Special Factors — Background to the Offer”

“Special Factors — Interests of Certain Persons in the Offer”

“Circular — Previous Purchases and Sales”

“Circular — Commitments to Acquire BPO Common Shares”

“Circular — Arrangements, Agreements or Understandings; Other Benefits to Insiders, Affiliates and Associates”

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Circular under the following captions is incorporated herein by reference:

“Background to the Offer”

“Response to the Offer and Alternatives to the Offer”

“Intentions with Respect to the Offer”

“Arrangements Between the Offerors and Security Holders of the Company”

The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“Special Factors — Background to the Offer”

“Special Factors — Plans for BPO after the Offer, Certain Effects of the Offer”

“Special Factors — Interests of Certain Persons in the Offer”

“The Offer — BPO Common Shares Not Deposited under the Offer”

“The Offer — Market Purchases”

“The Offer — Other Terms of the Offer”

“Circular — Commitments to Acquire BPO Common Shares”

“Circular — Arrangements, Agreements or Understandings; Other Benefits to Insiders, Affiliates and Associates”

“Circular — Acquisition of BPO Common Shares Not Deposited under the Offer”

Item 6.   Purposes of the Transaction and Plans or Proposals (Regulation M-A Item 1006).

(b)  Use of Securities Acquired.  The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“Special Factors — Purpose and Structure of the Offer; Reasons for the Offer”

“Special Factors — Plans for BPO After the Offer; Certain Effects of the Offer”

(c)(1)-(8)  Plans.  The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“Special Factors — Purpose and Structure of the Offer; Reasons for the Offer”

“Special Factors — Plans for BPO After the Offer; Certain Effects of the Offer”

Item 7.   Purposes, Alternatives, Reasons and Effects (Regulation M-A Item 1013).

(a) Purposes.  The information set forth in the Circular under the caption “Response to the Offer; Alternatives to the Offer; Purposes and Effects of the Offer” is incorporated herein by reference.  The information set forth in the Offer to Purchase under the caption “Special Factors — Purpose and Structure of the Offer; Reasons for the Offer” is incorporated herein by reference.

(b) Alternatives.  The information set forth in the Circular under the caption “Response to the Offer; Alternatives to the Offer; Purposes and Effects of the Offer” is incorporated herein by reference.  The information set forth in the Offer to Purchase under the caption “Special Factors — Purpose and Structure of the Offer; Reasons for the Offer” is incorporated herein by reference.

(c) Reasons.  The information set forth in the Offer to Purchase under the following caption is incorporated herein by reference:

“Special Factors — Background to the Offer”

“Special Factors — Purpose and Structure of the Offer; Reasons for the Offer”

“Special Factors — Position of the BPY Filing Persons Regarding the Fairness of the Offer”

(d)  Effects. The information set forth in the Circular under the following captions is incorporated herein by reference:

“The Offer”

“Recommendation of the Independent Committee of the Board”

“Recommendation of the Board”

“Response to the Offer; Alternatives to the Offer; Purposes and Effects of the Offer”

The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“Special Factors — Plans for BPO After the Offer; Certain Effects of the Offer”

“Special Factors — Reports, Opinions, Appraisals and Negotiations”

“Special Factors — Conduct of BPO’s Business if the Offer is Not Completed”

“Special Factors — Dissenters’ Rights; Rule 13e-3”

“Circular — Certain Canadian Federal Income Tax Considerations”

“Circular — Material United States Federal Income Tax Consequences”

Item 8.   Fairness of the Transaction (Regulation M-A Item 1014).

(a)-(b) Fairness; Factors Considered in Determining Fairness. The information set forth in the Circular under the following captions is incorporated herein by reference:

“Recommendation of the Independent Committee of the Board”

“Recommendation of the Board”

“Interests of BPO Directors and Executive Officers in the Transaction”

“Summary of Valuations and Fairness Opinion — Fairness Opinion”

“Summary of Valuations and Fairness Opinion — Valuations”

“Insider Bid; Rule 13e-3”

(c)  Approval of Security Holders.  The information set forth in the Circular under the following captions is incorporated herein by reference:

“The Offer”

“Recommendation of the Independent Committee of the Board”

“Recommendation of the Board”

The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“Special Factors — Position of the BPY Filing Persons Regarding the Fairness of the Offer”

“Special Factors — Dissenters’ Rights; Rule 13e-3”

(d)  Unaffiliated Representative.  The information set forth in the Circular under the following captions is incorporated herein by reference:

“Background to the Offer”

“Recommendation of the Independent Committee of the Board”

“Recommendation of the Board”

(e) Approval of Directors.  The information set forth in the Circular under the following captions is incorporated herein by reference:

“Background to the Offer”

“Recommendation of the Independent Committee of the Board”

“Recommendation of the Board”

“Interests of BPO Directors and Executive Officers in the Transaction”

(f)  Other Offers.  The information set forth in the Circular under the caption “Prior Offers” is incorporated herein by reference.

Item 9.   Reports, Opinions, Appraisals and Negotiations (Regulation M-A Item 1015).

(a)-(b) Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal.  The information set forth in the Circular under the following captions is incorporated herein by reference:

“Background to the Offer”

“Recommendation of the Independent Committee of the Board”

“Recommendation of the Board”

“Prior Valuations”

“Insider Bid; Rule 13e-3”

(c)  Availability of Documents.  The information set forth in the Circular under the following captions is incorporated herein by reference:

“Summary of Valuations and Fairness Opinion — Fairness Opinion”

“Summary of Valuations and Fairness Opinion — Valuations”

With respect to this Item 9: The Valuations provided by Morgan Stanley Canada Limited to the Independent Committee are provided in Appendix “B” to the Circular and are incorporated herein by reference. The Fairness Opinion prepared by Morgan Stanley Canada Limited is provided in Appendix “C” to the Circular and is incorporated herein by reference.  The Draft Valuations prepared by Morgan Stanley Canada Limited to the Independent Committee, dated December 18, 2013, are filed as Exhibit (c)(3) to this Amended Schedule 13E-3.  The Preliminary Presentation of Morgan Stanley Canada Limited to the Disinterested Directors, dated December 3, 2013 is filed as Exhibit (c)(5) to this Amended Schedule 13E-3.

Item 10.   Source and Amounts of Funds or Other Consideration (Regulation M-A Item 1007).

(a)-(b), (d)   Source of Funds;  Conditions;  Borrowed Funds. The information set forth in the Offer to Purchase under the caption “Circular — Source of Offered Consideration” is incorporated herein by reference.

(c)  Expenses. The information set forth in Annex B to this Amended Schedule 13E-3 is incorporated herein by reference.  The information set forth in the Offer to Purchase under the caption “Circular — Expenses of the Offer” is incorporated herein by reference.

Item 11.   Interest in Securities of the Subject Company (Regulation M-A Item 1008).

(a) Securities Ownership. The information set forth in the Circular under the caption “Ownership of Securities of the Company” is incorporated herein by reference.  The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“Circular — Brookfield Property Partners L.P.”

“Circular — Previous Purchases and Sales”

“Circular — Commitments to Acquire BPO Common Shares”

“Circular — Arrangements, Agreements or Understandings; Other Benefits to Insiders, Affiliates and Associates”

(b)  Securities Transactions. The information set forth in the Circular under the caption “Trading in Securities of the Company” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“Circular — Brookfield Property Partners L.P.”

“Circular — Previous Purchases and Sales”

“Circular — Commitments to Acquire BPO Common Shares”

“Circular — Arrangements, Agreements or Understandings; Other Benefits to Insiders, Affiliates and Associates”

Item 12.   The Solicitation or Recommendation (Regulation M-A Item 1012).

(d)  Intent to Tender or Vote in a Going Private Transaction. The information set forth in the Circular under the following captions is incorporated herein by reference:

“Recommendation of the Independent Committee of the Board”

“Recommendation of the Board”

“Intentions with Respect to the Offer”

(e)  Recommendations of Others.  The information set forth in the Circular under the following captions is incorporated herein by reference:

“Recommendation of the Independent Committee of the Board”

“Recommendation of the Board”

Item 13.   Financial Statements (Regulation M-A Item 1010).

(a)(1)-(4)  Financial Information; Ratio of Earnings to Fixed Charges; Book Value per Common Share.  The information set forth in the Offer to Purchase under the caption “Circular — Summary Selected Historical Consolidated Financial Information of BPO” is incorporated herein by reference. In addition, (i) the Company’s audited financial statements for the fiscal years ended December 31, 2012 and 2011 are incorporated herein by reference to pages 64-105 of Exhibit 99.2 to the Company’s Annual Report on Form 40-F for the year ended December 31, 2012 filed with the SEC on March 28, 2013 (the “2012 Annual Report”) and (ii) the Company’s unaudited condensed consolidated financial statements as and for the nine months ended September 30, 2013 and 2012 are incorporated herein by reference to pages 52-73 of Exhibit 99.1 to the Company’s Report on Form 6-K filed with the SEC on November 8, 2013 (the “2013 Q3 Interim Report”).  The 2012 Annual Report and the 2013 Q3 Interim Report are accessible to view or copy at the SEC’s Public Reference room at 100 F Street, NE, Washington, DC 20549, by calling 1-800-SEC-0330, or on the SEC’s website at www.sec.gov.

(b)  Pro forma Information.  Not material.

Item 14.   Persons/Assets, Retained, Employed, Compensated or Used (Regulation M-A Item 1009).

(a) Solicitations or Recommendations. The Company has not employed, retained or compensated and does not currently intend to employ, retain or compensate any person to make solicitations.  The information set forth in the Circular under the following captions is incorporated herein by reference:

“Background to the Offer”

“Recommendation of the Independent Committee of the Board”

“Recommendation of the Board”

(b) Employees and Corporate Assets. The information set forth in Annex B to this Amended Schedule 13E-3 and in the Circular under the following captions is incorporated herein by reference:

“Background to the Offer”

“Recommendation of the Independent Committee of the Board”

“Recommendation of the Board”

Item 15.   Additional Information (Regulation M-A Item 1011).

(b)  Not applicable.

(c)  Other Material Information. The information set forth in the Circular, including all appendices thereto, is incorporated herein by reference.

Item 16.   Exhibits (Regulation M-A Item 1016).

Exhibit No.	Description
(a)(1)	Directors’ Circular, dated February 11, 2014 (incorporated by reference to Part I of the Schedule 14D-9F filed by the Company on February 12, 2014).

(a)(2)(i)	Offer to Purchase, dated February 11, 2014 (incorporated by reference to Part I of the Schedule 14D-1F filed by the Offerors on February 12, 2014).

(a)(2)(ii)	Letter of Transmittal and Election Form (incorporated by reference to Part I of the Schedule 14D-1F filed by the Offerors on February 12, 2014).

(a)(2)(iii)	Notice of Guaranteed Delivery (incorporated by reference to Part I of the Schedule 14D-1F filed by the Offerors on February 12, 2014).

(a)(2)(iv)	Letter from BPY to BPO’s Shareholders (incorporated by reference to Exhibit 99.1 of the Schedule 14D-1F filed by the Offerors on February 12, 2014).

(a)(3)(i)	Press release issued by the Company, dated September 30, 2013 (incorporated by reference to Exhibit 99.1 of the Form 6-K filed by the Company with the SEC on September 30, 2013).

(a)(3)(ii)

Excerpt under the caption “Update on Proposed Acquisition by Brookfield Property Partners” from press release issued by the Company, dated October 25, 2013 (incorporated by reference to Exhibit 99.1 of the Form 6-K filed by the Company with the SEC on October 25, 2013).

(a)(3)(iii)	Press release issued by the Company, dated October 30, 2013 (incorporated by reference to Exhibit 99.1 of the Form 6-K filed by the Company with the SEC on October 31, 2013).

(a)(3)(iv)	Press release issued by the Company, dated December 20, 2013 (incorporated by reference to Exhibit 99.1 of the Form 6-K filed by the Company with the SEC on December 20, 2013).

(a)(3)(v)

Excerpt under the caption “Update on Proposed Acquisition by Brookfield Property Partners (BPY)” from press release issued by the Company, dated January 31, 2014 (incorporated by reference to Exhibit 99.1 of the Form 6-K filed by the Company with the SEC on January 31, 2014).

(a)(3)(vi)	Press release issued by the Company, dated February 11, 2014 (incorporated by reference to Exhibit 99.1 of the Form 6-K filed by the Company with the SEC on February 12, 2014).

(b)	None.

(c)(1)	Fairness Opinion of Morgan Stanley Canada Limited, dated February 9, 2014 (incorporated by reference to Appendix “C” of Exhibit (a)(1) hereto).

(c)(2)	Valuations of Morgan Stanley Canada Limited, dated December 19, 2013 (incorporated by reference to Appendix “B” of Exhibit (a)(1) hereto).

(c)(3)

Draft Valuations of Morgan Stanley Canada Limited, dated December 18, 2013 (incorporated by reference to Exhibit (c)(2) of Amendment No. 1 to the Schedule 13E-3 filed by the Offerors and BAM with the SEC on January 27, 2014).

(c)(4)	Presentation of Morgan Stanley Canada Limited to the Independent Committee of the Board of Directors of the Company, dated February 9, 2014.*

(c)(5)	Preliminary Presentation of Morgan Stanley Canada Limited to the Independent Committee of the Board of Directors of the Company, dated December 3, 2013.*

(d)(1)

Lock-up Agreement, dated September 29, 2013, by and between BPY and Signature Global Asset Management (incorporated by reference to Exhibit 99.7 of the Schedule 14D-1F filed by the Offerors on February 12, 2014).

(d)(2)

Lock-up Agreement, dated September 29, 2013, by and between BPY and RBC Global Asset Management Inc. (incorporated by reference to Exhibit 99.8 of the Schedule 14D-1F filed by the Offerors on February 12, 2014).

(f)	Compulsory and Compelled Acquisition Provisions of Section 206 of the CBCA (incorporated by reference to Annex F of the Offer to Purchase in Exhibit (a)(2)(i) hereto).

(g)	Not applicable.

* Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 21, 2014

BROOKFIELD OFFICE PROPERTIES INC.

	By:	/s/ Michelle L. Campbell
Name: Michelle L. Campbell
Title: Assistant Secretary

ANNEX A

The following sets forth the names and titles of the directors and executive officers of the Company. The business address of each such person listed is c/o Brookfield Office Properties Inc., Brookfield Place, 181 Bay Street, Suite 330, Toronto, Ontario, Canada M5J 2T3:

Name	Title

G. Mark Brown	Global Chief Investment Officer

William T. Cahill	Director

Christie J.B. Clark	Director

Richard B. Clark	Director

Jack L. Cockwell	Director

Bryan K. Davis	Chief Financial Officer

Thomas F. Farley	President and Global Chief Operating Officer

Brett M. Fox	General Counsel, Chief Compliance and Administrative Officer

Dennis H. Friedrich	Director and Chief Executive Officer

Michael Hegarty	Director

Martin Jepson	President and Chief Operating Officer, UK Commercial Operations

Brian W. Kingston	Director

Paul J. Massey Jr.	Director

F. Allan McDonald	Director

Mitchell E. Rudin	President and Chief Executive Officer, U.S. Commercial Operations

Robert L. Stelzl	Director

T. Jan Sucharda	President and Chief Executive Officer, Canadian Commercial Operations

Kurt Wilkinson	Chief Operating Officer, Australian Commercial Operations

John E. Zuccotti	Director

Business and Background of the Directors and Executive Officers of the Company:

G. Mark Brown was appointed as Global Chief Investment Officer of BPO in July 2012. Previously, he was Head of Global Strategic Initiatives and Finance since 2012 and Senior Vice President, Strategic Initiatives and Finance since 2006. Mr. Brown is a Canadian citizen.

William T. Cahill has served as a director of BPO since 2000. Mr. Cahill has been Managing Director, Independent Risk at Citi Community Capital since 2002. Mr. Cahill has held various positions in the past, including Managing Director at Citigroup Real Estate, Inc., OREO from 1996 to 2002, Senior Asset Manager from 1991 to 1996 and Vice President and Senior Asset Manager, Mellon Real Estate Investment Advisors Inc. from 1983 to 1991. Mr. Cahill is a United States citizen.

Christie J.B. Clark has served as a director of BPO since 2012. Mr. Clark retired from his position as the Chief Executive Officer of PricewaterhouseCoopers LLP (“PWC”) (a professional services firm) in Canada in 2011, a position he had held since 2005. Mr. Clark was also a director of PWC during that time. Prior to that time, Mr. Clark was a National Managing Partner and a member of PWC’s executive committee from 2001 to 2005. Mr. Clark was the National Managing Partner of PWC’s Financial Advisory Services practice from 1995 to 2001 and, previously, a Financial Advisory Services partner with expertise in corporate restructurings, valuation and corporate finance. Mr. Clark is a Chartered Accountant and a Fellow of the Institute of Chartered Accountants of Ontario. Mr. Clark sits on the board of Loblaw Companies Limited, where he is chair of the audit committee, Air Canada and IGM Financial Inc. He is also a director of Alpine Canada, the chair of the board of The Canadian Partnership Against Cancer and a member of the advisory council of the Queen’s University School of Business, and a trustee on the Board of Trustees of Choice Properties Real Estate Investment Trust. Mr. Clark is no relation to Richard B. Clark, the Chairman of the Board of Directors of BPO. Mr. Clark is a Canadian citizen.

Richard B. Clark has served as a director of BPO since 2002 and as Chairman of the Board of Directors since July 2012. Since 2012, Mr. Clark has also served as the Chief Executive Officer of Brookfield Property Group, BAM’s global real estate group. Mr. Clark was the Chief Executive Officer of BPO from 2002 to 2012 and the President of BPO from 2002 to 2011. Mr. Clark was the President and Chief Executive Officer of BPO’s U.S. operations from 2000 to 2002 and prior to that time held various senior management positions, including Chief Operating Officer, Executive Vice President and Director of Leasing. Mr. Clark is also currently a Senior Managing Partner of BAM. Mr. Clark is on the Executive Committee of the National Association of Real Estate Trusts (“NAREIT”) and the Real Estate Board of New York and is the Former Chairman of the Real Estate Roundtable Tax Policy Advisory Committee. Mr. Clark sits on the board of directors of General Growth Properties, Inc. and Rouse Properties, Inc. Mr. Clark is a United States citizen.

Jack L. Cockwell has served as a director of BPO since 1999. Mr. Cockwell is the Group Chairman of BAM and is a director of a number of BAM’s affiliates. Mr. Cockwell was President and Chief Executive Officer of BAM from 1991 to 2001 and a senior executive of BAM’s predecessor companies beginning in 1969. Mr. Cockwell is a Governor of Ryerson University, a Heritage Governor of the Royal Ontario Museum and serves as a director of Teck Resources Limited, Astral Media Inc. and the Toronto Waterfront Corporation. Mr. Cockwell is a Canadian citizen.

Bryan K. Davis was appointed as Chief Financial Officer of BPO in 2007 following four years as Senior Vice President, Finance and one year as a Managing Partner of BAM. Mr. Davis is a Chartered Accountant. Mr. Davis is a Canadian citizen.

Thomas F. Farley was appointed as President and Global Chief Operating Officer of BPO in 2011. Mr. Farley previously served as Chief Executive Officer of BPO’s Canadian Commercial Operations since 2009 and President and Chief Operating Officer of Canadian Commercial Operations since 2002. Mr. Farley is a Canadian citizen.

Brett M. Fox was appointed as Chief Compliance and Administrative Officer and Corporate Counsel of BPO in 2008. Prior to that time, Mr. Fox served as Senior Vice President and Associate Counsel for six years. Mr. Fox is a United States citizen.

Dennis H. Friedrich has served as a director of BPO since August 2, 2012. Mr. Friedrich was appointed Chief Executive Officer of BPO on July 1, 2012 following a year as President and Global Chief Investment Officer. Prior to that time, Mr. Friedrich was Chief Executive Officer of BPO’s U.S. Commercial Operations beginning in 2009. Mr. Friedrich has also previously held the roles of President of BPO’s U.S. Commercial Operations, Chief Operating Officer of U.S. Commercial Operations and head of Strategic Initiatives for BPO’s U.S. property portfolio. Prior to joining BPO, Mr. Friedrich was co-head of Jones Lang LaSalle’s tenant advisory practice in New York. Mr. Friedrich is a member of the Board of Governors of NAREIT. Mr. Friedrich is a United States citizen.

Michael Hegarty is a corporate director and has served as a director of BPO since 2010. Mr. Hegarty retired from AXA Equitable Life Insurance Company in 2001 after three years as President and Chief Operating Officer. Prior to that time, Mr. Hegarty held the position of Senior Vice Chairman and Chief Operating Officer of AXA Financial from 1998 to 2001. Mr. Hegarty was also Vice Chairman, Chase Manhattan Bank from 1995—1997 and previously Vice Chairman of Chemical Banking Corporation, Chase Manhattan Bank and Senior Executive Vice President of Manufacturers Hanover Trust. Mr. Hegarty is director of Madison Marquette, Strongwood Insurance Holdings, Rouse Properties, Inc. and Capmark Financial Group and is a trustee of the MFS Funds. Mr. Hegarty is a United States citizen.

Martin Jepson was appointed as President and Chief Operating Officer, UK Commercial Operations of BPO in 2013. Mr. Jepson joined BPO in 2011 as Senior Vice President, Development and Investment Europe for BPO. Prior to that time, Mr. Jepson held the position of Managing Director of the London Group for Hammerson PLC from 2008 to 2011. Prior to joining Hammerson PLC, Mr. Jepson served as London Regional Director at Taylor Woodrow Property Company from 2005 to 2008. Mr. Jepson is a United Kingdom citizen.

Brian W. Kingston has served as a director of BPO since 2013. Mr. Kingson has held the position of President and Chief Investment Officer of BAM’s global real estate group, Brookfield Property Group, since December 2012 and is a Senior Managing Partner of BAM. Mr. Kingston has held various senior management positions within BAM and its affiliates, including Chief Executive Officer of Brookfield Office Properties Australia from January 2011 to December 2012, Chief Executive Officer of Prime Infrastructure Holdings Ltd. from March 2010 to December 2010 and Chief Financial Officer of Brookfield Multiplex from January 2008 to March 2010. Prior to joining BAM in 2001, Mr. Kingston worked for Ernst & Young in Audit and Advisory Services. Mr. Kingston is a Canadian citizen.

Paul J. Massey Jr. has served as a director of BPO since 2012. Mr. Massey has been the Chief Executive Officer of Massey Knakal Realty Services since co-founding the firm in 1988. Mr. Massey had previously been employed at Coldwell Banker Commercial (now CBRE). Mr. Massey also serves on the board of Phillips Edison-ARC Shopping Centre REIT Inc. and as a director on various non-profit boards including the New York Pops, the Lower East Side Tenement Museum and The Roxbury Latin School. Mr. Massey is a United States citizen.

F. Allan McDonald is a corporate director and has served as a director of BPO since 2011. Mr. McDonald was employed by Development Finance Corporation Limited for 25 years and, at the time of its acquisition by Australia and New Zealand Banking Group Limited, was Chairman and Managing Director. Mr. McDonald then joined ANZ Bank as Director Corporate Services and was subsequently appointed Director International Services. Since Mr. McDonald’s retirement from ANZ Bank in 1989 he has been a director of a number of major Australian companies including Brambles Industries Limited and Brambles Industries plc, Delfin Property Group Limited and TAB Limited. Mr. McDonald is presently Chair of Astro Japan Property Group and Chair of General Reinsurance Australia Limited. Mr. McDonald is an Australian citizen.

Mitchell E. Rudin was appointed as President and Chief Executive Officer, U.S. Commercial Operations of BPO in June 2011. Prior to joining BPO, Mr. Rudin was President and Chief Executive Officer of CB Richard Ellis’ Tri-State region since 2004. Mr. Rudin is a United States citizen.

Robert L. Stelzl has served as a director of BPO since 2005. Mr. Stelzl is a private real estate investor and investment manager. In 2003, Mr. Stelzl retired from Colony Capital, Inc. after 14 years as a principal and member of the Investment Committee. Mr. Stelzl is currently a director and Chair of Brookfield Residential Properties Inc. (“BRPI”) and serves as a trustee of the Van Eck Family of Mutual Funds in New York. Mr. Stelzl served as a director and Chair of Brookfield Homes Corporation from 2002 until it merged with BPO’s residential home building business to form BRPI in March 2011, and was previously president of Bren Investment Properties, Inc. from 1982-1989. Mr. Stelzl has held senior management positions with Cadillac Fairview Corporation Limited and Cabot, Cabot and Forbes and is the Former Chairman of Aman Hotels Group. Mr. Stelzl is a United States citizen.

T. Jan Sucharda was appointed as President and Chief Executive Officer, Canadian Commercial Operations of BPO in 2011. Mr. Sucharda previously held the positions of President and Chief Operating Officer, Canadian Commercial Operations, Chief Operating Officer and Senior Vice President, Investments & Strategic Initiatives since 2006. Mr. Sucharda is a Canadian citizen.

Kurt Wilkinson was appointed as President and Chief Operating Officer, Australian Commercial Operations in 2012. Mr. Wilkinson previously held the titles of Chief Operating Officer of Australian Commercial Operations since 2011 and Head of Asset Management of Australian Commercial Operations since 2009. Prior to joining BPO, Mr. Wilkinson served as Head of Property and Chief Operating Officer at an Australian REIT from 2004 to 2009. Mr. Wilkinson is an Australian citizen.

John E. Zuccotti has served as a director of BPO since 1998. Mr. Zuccotti has been Co-Chairman of the Board of Directors of BPO since 2002, Chairman of the Board of Directors of Brookfield Financial Properties LLC since 1996 and Senior Counsel, Weil, Gotshal and Manges LLP since 1998. Mr. Zuccotti was Chairman of the Real Estate Board of New York from 2004 to 2006, Deputy Chairman of BPO from 1999 to 2002, President and Chief Executive Officer, Olympia & York Companies U.S.A. from 1990 to 1996, Partner, Brown & Wood LLP from 1986 to 1990 and Tufo & Zuccotti from 1978 to 1986, First Deputy Mayor of the City of New York from 1975 to 1977 and Chairman, New York City Planning Commission from 1973 to 1975. Mr. Zuccotti is also Trustee Emeritus at Columbia University. Mr. Zuccotti is a United States citizen.

During the last five years, none of BPO nor any of its directors or executive officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining any such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

ANNEX B

The following is an estimate of the fees and expenses expected to be incurred by the Company in connection with the Offer:

Item	Amount
Legal and Financial Advisory Fees and Expenses	$1,800,000
Printing and Mailing Costs	$24,900
Filing Fees	$1,752
Miscellaneous	$345,000
Total	$2,171,652

B-1